FOR IMMEDIATE RELEASE

John G. Sylvia -- Senior Vice President, Chief Financial Officer  402-341-4500
Dale R. Schuster -- Vice President, Administration                402-341-4500

                      CALIFORNIA ENERGY AND SALTON SEA FUNDING
                                COMPLETE DEBT OFFERINGS

OMAHA, NEBRASKA, July 25, 1995 -- California Energy Company, Inc. (the "Company") (NYSE, PSE and LSE symbol: CE) announced today that the Company had completed an offering of $200 million principal amount of its 9 7/8% Limited Recourse Senior Secured Notes due 2003. These Notes are limited recourse obligations of the Company and are secured by the stock of Magma Power Company.

   In addition, the Company announced that Salton Sea Funding Corporation, a wholly owned indirect subsidiary of the Company, (the "Funding Corporation"), had concurrently completed a sale to institutional buyers of $475 million principal amount of Senior Secured Notes and Bonds, which are nonrecourse to the Company. The Funding Corporation debt securities were rated Baa3 by Moody's and BBB- by Standard & Poor's and were offered in three tranches bearing a weighted average interest rate of 7.14% and having a 15-year final maturity.

   Proceeds from the issuance of Funding Corporation debt securities will be used both to partially fund a 40 MW expansion project at the Company's Salton Sea project and, in combination with proceeds from the Company's issuance of Limited Recourse Senior Secured Notes, to fully repay and refinance indebtedness incurred by the Company in connection with its acquisition of Magma Power Company in February, 1995 as well as Salton Sea project debt.

  "With the completion of these offerings, we believe we have enhanced the Company's consolidated capital structure, and as a result, we believe we will recognize further benefits from the acquisition of Magma Power Company" said David Sokol, California Energy's Chairman and Chief Executive Officer.

   CS First Boston was the underwriter for the Company's Limited Recourse Senior Secured Notes and CS First Boston and Lehman Brothers were the initial purchasers of the Funding Corporation debt securities. The Funding Corporation debt securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons, except to certain institutional buyers and accredited investors and to certain persons in offshore transactions in reliance on applicable exemptions under the Securities Act of 1933.

   California Energy Company, Inc., the largest independent geothermal power producer in the world, is an international developer, owner, and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 MW of power, with 540 net MW under construction and in excess of 1,500 MW currently under award or contract.

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